EXHIBIT 21

SYPRIS SOLUTIONS, INC.

SUBSIDIARIES OF THE COMPANY

The Company’s subsidiaries as of December 31, 2013 are as follows:

(1)	Sypris Electronics, LLC, a Delaware limited liability company.
(2)	Sypris Data Systems, Inc., a Delaware corporation.
(3)	Sypris Technologies, Inc., a Delaware corporation.
(4)	Sypris Technologies Marion, LLC, a Delaware limited liability company.
(5)	Sypris Technologies Kenton, Inc., a Delaware corporation.
(6)	Sypris Technologies Mexican Holdings, LLC, a Delaware limited liability company.
(7)	Sypris Technologies Mexico, S. de R.L. de C.V., a Mexican limited liability company.
(8)	Sypris Technologies Toluca, S.A. de C.V., a Mexican corporation.
(9)	Sypris Europe ApS, a Danish private limited liability company.
(10)	Sypris Technologies (UK) Ltd., a UK private limited company.